BEEKMAN SECURITIES, INC.
Supplemental Information
For the Year Ended December 31, 2023

Computation of Net Capital Under Rule 15c3-3
   Of the Securities and exchange Commission

Computation of Net Capital Stockholders' Equity	$37,649
Deductions – Non Allowable	(2,024)
Net Capital, as defined	35,625
Minimum net capital required	5,000
Net Capital in excess of minimum requirement	$30,625
Net Capital less greater of 10% of Aggregate Indebtedness or 120% of Net Capital Req.	$29,625

Computation of Aggregate indebtedness

Accounts payable and other liabilities	$7,266

Ratio of aggregate indebtedness to net capital

$$\frac{\text{Total Aggregate indebtedness}}{\text{Net Capital}} = \frac{\$\ 7,266}{\$\ 35,625} = .2040$$

The ratio of aggregate indebtedness to net capital is .2040 to 1
   Compared to the maximum allowable ratio of 15 to 1.

There are no material differences between this computation of net capital and the corresponding
Computation prepared by the Company and included in its unaudited Part II of the Focus Report
as of December 31, 2023.

Computation for Determination of Reserve Requirements Under
   Rule 15c3-3 of the Securities and Exchange Commission

The Company has claimed exemption from rule 15c3-3 under the provisions of Footnote 74 of
SEC Release No. 34-70073